August 2, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	BP Midstream Partners LP
Draft Registration Statement on Form S-1
Submitted June 16, 2017
CIK No. 0001708301

Ladies and Gentlemen:

Set forth below are the responses of BP Midstream Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2017, with respect to Draft Registration Statement on Form S-1, CIK No. 0001708301, submitted to the Commission on June 16, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 2, as well as three copies of Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

August 2, 2017

RESPONSE: We advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communication.

Summary, page 1

Our Assets and Operations, page 2

2.	You state on pages 3 and 6 that the Whiting Refinery depends on BP2 as its primary source of Canadian heavy crude and that “it has a significant cost advantage over Gulf Coast refiners in accessing this growing supply source.” Please provide support for that statement. Also, please balance this disclosure by stating here that BP has access to an alternative crude oil pipeline that delivers crude oil to the Whiting Refinery. We note in that regard the related disclosure on page 31.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that we have analyzed six different tariff and contract rate combinations for the transportation of heavy crude oil from Alberta to Beaumont/Port Arthur, TX on the two primary transportation routes along the Enbridge, Seaway and TransCanada pipeline systems, and such transportation costs range from approximately $7.50/bbl to more than $11.00/bbl (excluding all other fees similar to pump-over, storage, origin and destination rent differentials). By contrast, transportation costs for the transportation of heavy crude oil from Alberta to the Whiting Refinery is approximately $4.85/bbl (excluding all other fees similar to pump-over, storage, origin and destination rent differentials). Additionally, we have revised the Registration Statement to state that “we believe” the Whiting Refinery has a significant transportation cost advantage over Gulf Coast refiners in accessing this growing supply source and to state that BP has access to an alternative crude oil pipeline that delivers crude oil to the Whiting Refinery. Please see pages 3, 6, 130, 134 and 136 of Submission No. 2.

3.	Please expand your disclosure on page 4 to quantify the portion of Mars’ transportation volumes that are subject to fee-based life-of-lease transportation agreements and those that have guaranteed rates-of-return. File these agreements as exhibits under Item 601(b)(10) of Regulation S-K or advise us why you do not believe that is required.

RESPONSE:    We have revised the Registration Statement accordingly to reflect the percentage of total Mars’ transportation volumes that are fee-based life-of-lease transportation agreements, including those that have guaranteed rates-of-return (the “Mars Agreements”). Please see pages 4 and 112 of Submission No. 2.

Securities and Exchange Commission

August 2, 2017

Further, we respectfully advise the Staff that we do not believe we are required to file the Mars Agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”). Item 601(b)(10) requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant.” Part (ii) of Item 601(b)(10) further clarifies that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of” certain specified categories, including specifically “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s . . . services.” We respectfully submit that (i) the Mars Agreements are such as ordinarily accompany the kind of midstream business that we conduct, and (ii) we are not substantially dependent on the Mars Agreements as, in the aggregate, the revenue generated from these agreements collectively represents only approximately 8.2% and 6.1% of the aggregate of the stand-alone revenues of our predecessor and the pro rata portion of the revenues of Mars and the Mardi Gras Joint Ventures associated with the interests in those entities to be contributed to the Partnership for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively. Accordingly, we do not believe that the termination of such agreements would have a material impact on our financial position or results of operations.

Formation Transactions, page 9

4.	We note that common units not acquired by underwriters under their option will be issued to BP Holdco. Expand Item 15 to address the issuance of such shares to BP Holdco.

RESPONSE:    We have expanded Item 15 to address the issuance of such shares to BP Holdco. Please see page II-1 of Submission No. 2.

Risk Factors, page 28

Risks Related to Our Business, page 28

“Our profitability and cash flow are dependent on our ability . . . ,” page 31

5.	Please provide updated disclosure here and on pages 81, 112, and 137 regarding the two Diamondback transportation agreements that were expected to be either extended or replaced effective July 1, 2017.

RESPONSE:    We have provided updated disclosure regarding the Diamondback transportation agreements, which were each replaced effective July 1, 2017. Please see pages 4, 31, 82, 112 and 137 of Submission No. 2.

Securities and Exchange Commission

August 2, 2017

Cash Distribution Policy and Restrictions on Distributions, page 64

Limitations on Cash Distributions and Our Ability to Change our Cash Distribution Policy, page 64

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2018, page 74

6.	We note your disclosure that you intend to make distributions on a quarterly basis. Please revise your filing to show your ability to make such distributions on a quarterly basis. In that regard, please state your estimated generated available cash and expected quarterly distribution for each individual quarter during the twelve months ending June 30, 2018. Please also revise your tabular disclosures on pages 75 to 76 and all related disclosure.

RESPONSE:    We have revised the Registration Statement in response to the Staff’s comment. Please see pages 75 and 76 of Submission No. 2. We intend to update the projected information to reflect a later twelve month forecasted period in a subsequent amendment to the Registration Statement.

Selected Historical and Unaudited Pro Forma Financial Data, page 107

7.	The presentation of pro forma balance sheet data for the period ended December 31, 2016 does not appear to comply with Rule 11-02(c)(1) of Regulation S-X. In this regard, pro forma balance sheet information should only be presented as of the end of the most recent period for which a consolidated balance sheet is required. Revise or tell us why your presentation is appropriate.

RESPONSE:    We have revised the Registration Statement to present pro forma balance sheet information only as of the end of the most recent period for which a consolidated balance sheet is required. Please see pages 20 and 109 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 111

Critical Accounting Policies, page 124

Revenue Recognition, page 125

8.	Expand this disclosure to more clearly explain the nature of the contract obligation revenue that is identified here.

RESPONSE:    We have revised the disclosure in the Registration Statement to remove the reference to contract obligation revenue on page 125 of Submission No. 2. We respectfully advise the Staff that we had contract obligation revenue of $1 million for each of the years ended December 31, 2016 and 2015, which represented less than 1% of our predecessor’s total revenue during such periods. Our obligations under one contract accounted for over $0.9 million of such contract obligation revenue for each of the years

Securities and Exchange Commission

August 2, 2017

ended December 31, 2016 and 2015. This contract was completed in April 2017. These contractual obligations are infrequent in nature and immaterial to the entirety of the revenue generated by our predecessor and pro forma financial results. Accordingly, we believe that the removal of the reference to contract obligation revenue in Submission No. 2 is appropriate.

Industry, page 127

U.S. Refinery Overview, page 129

9.	Please provide us with the source for your statement on page 130 that, “Deliveries of crude from Western Canada to PADD II are expected to increase by approximately 105 kbpd, or approximately 21.6%, from 2017 to 2020.”

RESPONSE:    We advise the Staff that the intended source for the specified statement was the 2016 report of the Canadian Association of Petroleum Producers (“CAPP”). We have revised the Registration Statement to reflect only information included in the recently-published 2017 CAPP report, and have accordingly revised page 130 of Submission No. 2 to remove the statement that “Deliveries of crude from Western Canada to PADD II are expected to increase by approximately 105 kbpd, or approximately 21.6%, from 2017 to 2020.”

Unaudited Pro Forma Condensed Combined Financial Statements, page F-4

Notes to Unaudited Pro Forma Combined Financial Statements, page F-9

10.	Revise the description of pro forma adjustment (j) to quantify the amount of the adjustment for the reduction of insurance costs related to the disposition of an asset in 2016 and tell us how this part of the adjustments meets the criteria per Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:    We have revised page F-10 to quantify the amount of the adjustment for the reduction of insurance costs related to the divestiture of Mardi Gras’ 67.0% ownership in Okeanos Gas Gathering Company, LLC (“Okeanos”) in the second quarter of 2016 (the “Okeanos Divestment”). We further advise the Staff that the Okeanos Divestment was not a primary cause for the reduction of insurance costs in 2016, representing only approximately $2.7 million of Mardi Gras’ $16.7 million of operating expenses for the year ended December 31, 2016. Rather, the material driver of this adjustment is the contribution by BP Pipelines (North America) Inc. (“BP Pipelines”) of a 20.0% ownership interest in Mardi Gras Transportation Inc. (“Mardi Gras”) to the Partnership at the closing of this offering, which will result in the Partnership’s being responsible for only 20.0% of the insurance costs that were historically associated with Mardi Gras.

Securities and Exchange Commission

August 2, 2017

We respectfully note for the Staff that, independent of the relative insignificance of the Okeanos Divestment with respect to the reduction of insurance costs in 2016, the inclusion of the Okeanos Divestment as part of pro forma adjustment (j) is still appropriate, as it meets the criteria of Rule 11-02(b)(6) of Regulation S-X due to the following:

i.	BP p.l.c. and its affiliates (collectively, “BP”) completed several divestitures in 2016, during which timeframe BP was also contemplating the formation of the Partnership. BP evaluated all of its pipeline assets and joint venture investments, including Mardi Gras, in anticipation of the initial formation of the Partnership and potential future asset contributions into the Partnership. BP determined that Mardi Gras would continue to hold only certain of its joint venture interests upon the contribution by BP Pipelines of a 20.0% interest in Mardi Gras to the Partnership, and as a result, Mardi Gras disposed of its interest in Okeanos so that its assets would include only the four Mardi Gras Joint Ventures.

ii.	The cost of insurance associated with Okeanos will not have a continuing impact on the Partnership’s business, as the cost will not be included in the Partnership’s future insurance expense.

iii.	The adjusted insurance premiums have been derived by quotes from third-party vendors.

11.	Expand upon the description of pro forma adjustment (n) to clarify why this adjustment is necessary or make reference to the appropriate description elsewhere in your submission.

RESPONSE:    We respectfully advise the Staff that pro forma footnote (n) is not appropriately classified as an “adjustment,” and that we accordingly do not believe any further description of why it is necessary needs to be included. Rather than being a pro forma adjustment, pro forma footnote (n) has been added to the financial statements to specifically show the gain from disposition of equity method investments, as this line item contains both gains and losses. To make this distinction clearer, we have revised the Registration Statement to change the header of the section to “pro forma footnotes,” rather than “pro forma adjustments,” and we have added “, net” to the corresponding caption in the pro forma income statements. Please see pages F-8 and F-9 of Submission No. 2.

12.	Revise your disclosure of pro forma net income per unit to also include pro forma information reflecting dilution equivalent to the number of units whose proceeds will be used to pay a distribution to BP Midstream Partners Holdings LLC.

RESPONSE:    We have revised the disclosure of pro forma net income per unit to also include pro forma information reflecting dilution equivalent to the number of units whose proceeds will be used to pay a distribution to BP Midstream Partners Holdings LLC. Please see page F-10 of Submission No. 2.

BP Midstream Partners LP Predecessor Financial Statements

Report of Independent Registered Public Accounting Firm, page F-31

Securities and Exchange Commission

August 2, 2017

13.	It appears the entity referenced in the last paragraph identifies “Bellini” rather than BP Midstream Partners LP Predecessor. Please obtain a revised audit report.

RESPONSE:    We have obtained a revised audit report and updated the Registration Statement to remove the reference to “Bellini.” Please see page F-31 of Submission No. 2.

Notes to Combined Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-37

Allowance Oil, page F-38

14.	We note that the allowance oil receivable and the related embedded derivative feature are measured in their entirety at fair value. Provide us with your analysis of this arrangement in the context of the relevant accounting guidance, including as it relates to your assertion that the economic characteristics and risks of the embedded derivative are clearly and closely related to those of the host arrangement.

RESPONSE:    We advise the Staff that the accounting for the embedded derivative feature related to the allowance oil receivable was reviewed and analyzed under ASC 815 Derivatives and Hedging, specifically ASC 815-15-25-1. Under ASC 815-15-25-1, an embedded derivative should be separated from the host contract only if it meets each of three criteria, one of which is that “the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.”

Under the FERC-regulated posted tariff at BP2, the Partnership is entitled to collect from the customer additional revenue equal to the product of (i) the quantity transported, (ii) the applicable fixed loss allowance (“FLA”) factor determined by the FERC and (iii) the settlement price computed based on the observable market index in the month of settlement, such as West Texas Intermediate, and commodity product grade differential. As products are shipped, this additional FLA payment is recorded as allowance oil receivable. Because there is not a fixed timeline to settle the receivable and the settlement payment is driven by the market prices of the relevant oil products, the amounts that the Partnership expects to collect upon settlement fluctuate from month to month.

Fluctuations in commodity prices cause the value of the derivative to correspondingly fluctuate. Therefore, commodity price is the underlying variable in the embedded derivative under the guidance of ASC 815-10-15-88. Commodity price is also a key component in calculating the value of the allowance oil receivable, the host instrument. Therefore, under the allowance oil arrangement, the embedded derivative is considered to be clearly and closely related to the host instrument and should not be accounted for separately from the host contract.

Proteus Oil Pipeline Company, LLC

Notes to Unaudited Condensed Financial Statements

Note 7. Subsequent Events, page F-126

15.	The date through which subsequent events were evaluated appears to have been inadvertently excluded. The same observation is noted on page F-146 for Endymion Oil Pipeline Company, LLC.

RESPONSE:    We have revised the Registration Statement to include the dates through which subsequent events were evaluated. Please see pages F-126 and F-146 of Submission No. 2.

Securities and Exchange Commission

August 2, 2017

Mars Oil Pipeline Company

Report of Independent Auditors, page F-166

16.	The accountant’s report does not appear to meet the technical requirement in Rule 2-02(a) of Regulation S-X to indicate the city and state where it was issued. Please obtain a revised audit report.

RESPONSE:    We have obtained a revised audit report and updated the Registration Statement to indicate the city and state where the accountant’s report was issued. Please see page F-166 of Submission No. 2.

Exhibits

17.	Please file as exhibits to your registration statement the limited liability company agreements that govern the subsidiaries and joint ventures in which you hold interests, including Mars Oil Pipeline Company LLC and Mardi Gras Transportation System Company LLC, or explain to us why you do not believe this is necessary. Please also file the agreements governing the operation of the pipeline assets in which Mars and Mardi Gras own interests.

RESPONSE:    We advise the Staff that we intend to file the Amended and Restated Limited Liability Company Agreement of Mardi Gras (the “Mardi Gras LLC Agreement”) and have revised the list of exhibits accordingly. Please see page II-5 of Submission No. 2. In addition, we have added additional detail regarding the terms of the Mardi Gras LLC Agreement to the Registration Statement. Please see page 165 of Submission No. 2.

Further, we respectfully advise the Staff that we do not believe the limited liability company agreements that govern the other subsidiaries and joint ventures in which we hold interests are material contracts required to be filed pursuant to Item 601(b)(10). BP Pipelines holds many of its interests in midstream assets through partial ownership of entities’ interests, which are also owned by third parties. We believe that these organizational agreements were entered into in the ordinary course of business and are not agreements on which our business is substantially dependent. Moreover, we believe that the disclosure provided under “Certain Relationships and Related Party Transactions—Agreements Governing the Formation Transactions” beginning on page 165 regarding these organizational agreements provides investors with all the material terms of the agreements.

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Securities and Exchange Commission

August 2, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman (713-758-3708) or Sarah K. Morgan (713-758-2977) of Vinson & Elkins L.L.P.

Very truly yours,

BP MIDSTREAM PARTNERS LP

By:	/s/ Yevgeniy V. Nikulin
Name:	Yevgeniy V. Nikulin
Title:	Managing Counsel – Mergers & Acquisitions

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.